SIMPSON THACHER & BARTLETT LLP
425 Lexington Avenue
New York, New York 10017

May 11, 2010

VIA EDGAR

Re:	DJO Finance LLC, DJO Finance Corporation and additional registrants
Registration Statement on Form S-4
File No. 333-166213

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary Beth Breslin

Dear Ms. Breslin:

        Based on discussions with the staff of the Securities and Exchange Commission, DJO Finance LLC and DJO Finance Corporation (the "Issuers") are filing concurrently with this letter Amendment No. 1 to the above referenced Registration Statement relating to the offering of 10 7/8% Senior Notes due 2014 and Guarantees of 10 7/8% Senior Notes due 2014, which reflects the addition of a "Recent Developments" section, beginning on page 16, relating to DJO Finance LLC's preliminary unaudited results as of and for the three months ended April 3, 2010.

        Please do not hesitate to call Richard Fenyes at 212-455-2812 or Max Kirchner at 212-455-3703 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,
/s/ Richard Fenyes
Richard Fenyes
cc:
DJO Finance LLC and DJO Finance Corporation
c/o Donald M. Roberts